INDUSTRIAS CH, S.A. B. DE C.V.

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
Tel: 1165-1000 Fax: 1165-1001

[redacted]

08003997

21
Jul ~~18,~~ 2008.

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
U.S.A.

Industrias CH, S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34903

The enclosed results of operations for the second quarter 2008 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A.B. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute and admission for any purpose that the Company is subject to the Act.

Very truly yours.

Sergio Moll
Chief Financial Officer

dlw 7/29

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **ICH** TRIMESTRE: **02** AÑO: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE GENERAL

AL 30 DE JUNIO DE 2008 Y 2007 **CONSOLIDADO**

(MILES DE PESOS) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	**ACTIVO TOTAL**	**34,988,203**	**100**	**27,743,388**	**100**
s02	**ACTIVO CIRCULANTE**	**16,316,776**	**47**	**17,171,036**	**62**
s03	EFECTIVO E INVERSIONES TEMPORALES	1,201,373	3	5,926,402	21
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	5,653,136	16	3,794,191	14
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	780,632	2	393,710	1
s06	INVENTARIOS	8,440,651	24	6,976,804	25
s07	OTROS ACTIVOS CIRCULANTES	240,984	1	79,929	0
s08	**ACTIVO A LARGO PLAZO**	**0**	**0**	**84,187**	**0**
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	0	0	84,187	0
s11	OTRAS INVERSIONES	0	0	0	0
s12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**11,496,022**	**33**	**9,962,566**	**36**
s13	INMUEBLES	5,003,952	14	4,277,730	15
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	14,854,738	42	11,216,086	40
s15	OTROS EQUIPOS	313,452	1	182,889	1
s16	DEPRECIACIÓN ACUMULADA	8,989,109	26	6,033,821	22
s17	CONSTRUCCIONES EN PROCESO	312,989	1	319,682	1
s18	**ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)**	**7,072,862**	**20**	**431,084**	**2**
s19	**OTROS ACTIVOS**	**102,543**	**0**	**94,515**	**0**
s20	**PASIVO TOTAL**	**11,745,712**	**100**	**6,903,896**	**100**
s21	**PASIVO CIRCULANTE**	**7,145,923**	**61**	**3,610,397**	**52**
s22	PROVEEDORES	3,920,183	33	2,297,446	33
s23	CRÉDITOS BANCARIOS	925,569	8	0	0
s24	CRÉDITOS BURSÁTILES	3,106	0	3,385	0
s103	OTROS CRÉDITOS CON COSTO	0	0	0	0
s25	IMPUESTOS POR PAGAR	783,512	7	226,941	3
s26	OTROS PASIVOS CIRCULANTES SIN COSTO	1,513,553	13	1,082,625	16
s27	**PASIVO A LARGO PLAZO**	**0**	**0**	**0**	**0**
s28	CRÉDITOS BANCARIOS	0	0	0	0
s29	CRÉDITOS BURSÁTILES	0	0	0	0
s30	OTROS CRÉDITOS CON COSTO	0	0	0	0
s31	**CRÉDITOS DIFERIDOS**	**62,771**	**1**	**23,552**	**0**
s32	**OTROS PASIVOS LARGO PLAZO SIN COSTO**	**4,537,018**	**39**	**3,269,947**	**47**
s33	**CAPITAL CONTABLE**	**23,242,491**	**100**	**20,839,492**	**100**
s34	**CAPITAL CONTABLE MINORITARIO**	**3,863,825**	**17**	**3,491,233**	**17**
s35	**CAPITAL CONTABLE MAYORITARIO**	**19,378,666**	**83**	**17,348,259**	**83**
s36	**CAPITAL CONTRIBUIDO**	**7,766,993**	**33**	**7,766,993**	**37**
s79	CAPITAL SOCIAL PAGADO	6,637,027	29	6,637,027	32
s39	PRIMA EN VENTA DE ACCIONES	1,129,966	5	1,129,966	5
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	**CAPITAL GANADO (PERDIDO)**	**11,611,673**	**50**	**9,581,266**	**46**
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	12,769,241	55	10,547,309	51
s44	OTRO RESULTADO INTEGRAL ACUMULADO	-1,147,068	-5	-966,043	-5
s80	RECOMPRA DE ACCIONES	-10,500	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **ICH** TRIMESTRE: **02** AÑO: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE GENERAL

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	**EFECTIVO E INVERSIONES TEMPORALES**	**1,201,373**	**100**	**5,926,402**	**100**
s46	EFECTIVO	553,484	46	187,148	3
s47	INVERSIONES TEMPORALES	647,889	54	5,739,254	97
s07	**OTROS ACTIVOS CIRCULANTES**	**240,984**	**100**	**79,929**	**100**
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	240,984	100	79,929	100
s18	**ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)**	**7,072,862**	**100**	**431,084**	**100**
s48	GASTOS AMORTIZABLES (NETO)	281,730	4	385,950	90
s49	CRÉDITO MERCANTIL	6,688,578	95	45,134	10
s51	OTROS	102,554	1	0	0
s19	**OTROS ACTIVOS**	**102,543**	**100**	**94,515**	**100**
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	0	0	0	0
s104	BENEFICIOS A LOS EMPLEADOS	0	0	0	0
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	102,543	100	94,515	100
s21	**PASIVO CIRCULANTE**	**7,145,923**	**100**	**3,610,397**	**100**
s52	PASIVOS EN MONEDA EXTRANJERA	4,702,698	66	2,510,907	70
s53	PASIVOS EN MONEDA NACIONAL	2,443,225	34	1,099,490	30
s26	**OTROS PASIVOS CIRCULANTES SIN COSTO**	**1,513,553**	**100**	**1,082,625**	**100**
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	3,880	0	3,932	0
s68	PROVISIONES	0	0	433,415	40
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	1,509,673	100	645,278	60
s105	BENEFICIOS A LOS EMPLEADOS	0		0	
s27	**PASIVO A LARGO PLAZO**	**0**	**100**	**0**	**100**
s59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	**CRÉDITOS DIFERIDOS**	**62,771**	**100**	**23,552**	**100**
s65	CRÉDITO MERCANTIL	62,771	100	23,552	100
s67	OTROS	0	0	0	0
s32	**OTROS PASIVOS LARGO PLAZO SIN COSTO**	**4,537,018**	**100**	**3,269,947**	**100**
s66	IMPUESTOS DIFERIDOS	4,349,085	96	3,170,857	97
s91	BENEFICIOS A LOS EMPLEADOS	113,268	2	33,531	1
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	74,665	2	65,559	2
s79	**CAPITAL SOCIAL PAGADO**	**6,637,027**	**100**	**6,637,027**	**100**
s37	NOMINAL	5,098,604	77	5,098,604	77
s38	ACTUALIZACIÓN	1,538,423	23	1,538,423	23

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **ICH** TRIMESTRE: **02** AÑO: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE GENERAL

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	**RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL**	**12,769,241**	**100**	**10,547,309**	**100**
s93	RESERVA LEGAL	464,528	4	464,528	4
s43	RESERVA PARA RECOMPRA DE ACCIONES	1,102,621	9	1,102,295	10
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	9,427,212	74	7,699,696	73
s45	RESULTADO DEL EJERCICIO	1,774,880	14	1,280,790	12
s44	**OTRO RESULTADO INTEGRAL ACUMULADO**	**-1,147,068**	**100**	**-966,043**	**100**
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	0	0	0	0
s96	EFECTO ACUMULADO POR CONVERSIÓN	-260,737	23	-75,866	8
s97	EFECTO ACUMULADO POR VALUACIÓN DE INST. FIN. DERIVADOS	0	0	-3,846	0
s98	RESULTADO POR IMPUESTOS DIFERIDOS	-886,331	77	-886,331	92
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **ICH** TRIMESTRE: **02** AÑO: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE GENERAL

DATOS INFORMATIVOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
s72	CAPITAL DE TRABAJO	9,170,853	13,560,639
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGÜEDAD	98,990	0
s74	NUMERO DE FUNCIONARIOS (*)	66	72
s75	NUMERO DE EMPLEADOS (*)	2,399	1,579
s76	NUMERO DE OBREROS (*)	4,490	4,087
s77	NUMERO DE ACCIONES EN CIRCULACIÓN (*)	436,574,580	436,574,580
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	293,900	0
s101	EFECTIVO RESTRINGIDO	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **ICH** TRIMESTRE: **02** AÑO: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

ESTADO DE RESULTADOS

CONSOLIDADO

DEL 1 DE ENERO AL 30 DE JUNIO DE 2008 Y 2007

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	%	TRIMESTRE AÑO ANTERIOR IMPORTE	%
r01	**VENTAS NETAS**	**19,142,261**	**100**	**14,182,964**	**100**
r02	COSTO DE VENTAS	15,228,642	80	11,411,336	80
r03	**UTILIDAD (PÉRDIDA) BRUTA**	**3,913,619**	**20**	**2,771,628**	**20**
r04	GASTOS GENERALES	849,938	4	816,578	6
r05	**UTILIDAD (PÉRDIDA) DESPUES DE GTOS. GRALES.**	**3,063,681**	**16**	**1,955,050**	**14**
r08	OTROS INGRESOS Y (GASTOS), NETO	4,623	0	19,304	0
r06	RESULTADO INTEGRAL DE FINANCIAMIENTO	-248,278	-1	111,423	1
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. NO CONSOLIDADAS Y ASOC.	0	0	0	0
r48	PARTIDAS NO ORDINARIAS	0	0	0	0
r09	**UTILIDAD (PÉRDIDA) ANTES DE IMPUESTOS A LA UTILIDAD**	**2,820,026**	**15**	**2,085,777**	**15**
r10	IMPUESTOS A LA UTILIDAD	746,732	4	542,369	4
r11	**UTILIDAD (PÉRDIDA) ANTES DE LAS OPERACIONES DISCONTINUADAS**	**2,073,294**	**11**	**1,543,408**	**11**
r14	OPERACIONES DISCONTINUADAS	0	0	0	0
r18	**UTILIDAD (PÉRDIDA) NETA CONSOLIDADA**	**2,073,294**	**11**	**1,543,408**	**11**
r19	PARTICIPACIÓN DE LOS ACCIONISTAS MINORITARIOS EN LA UTILIDAD (PÉRDIDA) NETA	298,414	2	262,618	2
r20	**PARTICIPACION DE LOS ACCIONISTAS MAYORITARIOS EN LA UTILIDAD (PÉRDIDA) NETA**	**1,774,880**	**9**	**1,280,790**	**9**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **ICH** TRIMESTRE: **02** AÑO: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	**VENTAS NETAS**	**19,142,261**	**100**	**14,182,964**	**100**
r21	NACIONALES	6,236,273	33	5,153,951	36
r22	EXTRANJERAS	12,905,988	67	9,029,013	64
r23	CONVERSIÓN EN DOLARES (***)	1,233,817	6	805,418	6
r08	**OTROS INGRESOS Y (GASTOS), NETO**	**4,623**	**100**	**19,304**	**100**
r49	OTROS INGRESOS Y (GASTOS), NETO	15,338	332	19,304	100
r34	P.T.U. CAUSADA	10,715	232	0	0
r35	P.T.U. DIFERIDA	0	0	0	0
r06	**RESULTADO INTEGRAL DE FINANCIAMIENTO**	**-248,278**	**100**	**111,423**	**100**
r24	INTERESES PAGADOS	14,180	-6	10,827	10
r42	UTILIDAD (PÉRDIDA) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	0	0	0	0
r26	INTERESES GANADOS	128,528	-52	151,246	136
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	UTILIDAD (PÉRDIDA) EN CAMBIOS NETO	-362,626	146	-31,971	-29
r28	RESULTADO POR POSICION MONETARIA	0	0	2,975	3
r10	**IMPUESTOS A LA UTILIDAD**	**746,732**	**100**	**542,369**	**100**
r32	IMPUESTO CAUSADO	290,791	39	316,183	58
r33	IMPUESTO DIFERIDO	455,941	61	226,186	42

(***) DATOS EN MILES DE DOLARES AL TIPO DE CAMBIO DE CIERRE DEL TRIMESTRE QUE SE REPORTA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **ICH** TRIMESTRE: **02** AÑO: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

ESTADO DE RESULTADOS

CONSOLIDADO

OTROS CONCEPTOS DE RESULTADOS

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
r36	VENTAS TOTALES	20,099,374	14,892,112
r37	RESULTADO FISCAL DEL EJERCICIO	0	0
r38	VENTAS NETAS (**)	32,456,806	26,973,798
r39	RESULTADO DE OPERACIÓN (**)	3,683,020	3,486,414
r40	PARTICIPACIÓN DE LOS ACCIONISTAS MAYORITARIOS EN LA UTILIDAD (PÉRDIDA) NETA(**)	2,208,852	2,101,917
r41	UTILIDAD (PÉRDIDA) NETA CONSOLIDADA(**)	2,595,588	2,492,476
r47	DEPRECIACIÓN Y AMORTIZACIÓN OPERATIVA	321,808	307,056

(**) INFORMACIÓN ÚLTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **ICH** TRIMESTRE: **02** AÑO: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DEL 1 DE ABRIL AL 30 DE JUNIO DE 2008

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	**VENTAS NETAS**	**10,908,770**	**100**	**6,930,878**	**100**
rt02	COSTO DE VENTAS	8,464,760	78	5,553,973	80
rt03	**UTILIDAD (PÉRDIDA) BRUTA**	**2,444,010**	**22**	**1,376,905**	**20**
rt04	GASTOS GENERALES	450,502	4	387,920	6
rt05	**UTILIDAD (PÉRDIDA) DESPUES DE GTOS. GRALES.**	**1,993,508**	**18**	**988,985**	**14**
rt08	OTROS INGRESOS Y (GASTOS), NETO	-740	0	-8,384	0
rt06	RESULTADO INTEGRAL DE FINANCIAMIENTO	-194,148	-2	31,316	0
rt12	PARTICIPACIÓN EN LOS RESULTADOS DE SUBS. NO CONSOLIDADAS Y ASOC.	0	0	0	0
rt48	PARTIDAS NO ORDINARIAS	0	0	0	0
rt09	**UTILIDAD (PÉRDIDA) ANTES DE IMPUESTOS A LA UTILIDAD**	**1,798,620**	**16**	**1,011,917**	**15**
rt10	IMPUESTOS A LA UTILIDAD	521,893	5	304,925	4
rt11	**UTILIDAD (PÉRDIDA) ANTES DE LAS OPERACIONES DISCONTINUADAS**	**1,276,727**	**12**	**706,992**	**10**
rt14	OPERACIONES DISCONTINUADAS	0	0	0	0
rt18	**UTILIDAD (PÉRDIDA) NETA CONSOLIDADA**	**1,276,727**	**12**	**706,992**	**10**
rt19	PARTICIPACIÓN DE LOS ACCIONISTAS MINORITARIOS EN LA UTILIDAD (PÉRDIDA) NETA	183,210	2	112,000	2
rt20	**PARTICIPACIÓN DE LOS ACCIONISTAS MAYORITARIOS EN LA UTILIDAD (PÉRDIDA) NETA**	**1,093,517**	**10**	**594,992**	**9**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **ICH** TRIMESTRE: **02** AÑO: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	**VENTAS NETAS**	**10,908,770**	**100**	**6,930,878**	**100**
rt21	NACIONALES	3,642,565	33	2,417,558	35
rt22	EXTRANJERAS	7,266,205	67	4,513,320	65
rt23	CONVERSIÓN EN DOLARES (***)	706,547	6	408,333	6
rt08	**OTROS INGRESOS Y (GASTOS), NETO**	**-740**	**100**	**-8,384**	**100**
rt49	OTROS INGRESOS Y (GASTOS), NETO	9,975	-1348	-8,384	100
rt34	P.T.U. CAUSADA	10,715	-1448	0	0
rt35	P.T.U. DIFERIDA	0	0	0	0
rt06	**RESULTADO INTEGRAL DE FINANCIAMIENTO**	**-194,148**	**100**	**31,316**	**100**
rt24	INTERESES PAGADOS	9,029	-5	3,618	12
rt42	UTILIDAD (PÉRDIDA) EN ACTUALIZACIÓN DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	0	0
rt26	INTERESES GANADOS	57,805	-30	86,939	278
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	UTILIDAD (PÉRDIDA) EN CAMBIOS NETO	-242,924	125	-106,806	-341
rt28	RESULTADO POR POSICIÓN MONETARIA	0	0	54,801	175
rt10	**IMPUESTOS A LA UTILIDAD**	**521,893**	**100**	**304,925**	**100**
rt32	IMPUESTO CAUSADO	170,956	33	193,309	63
rt33	IMPUESTO DIFERIDO	350,937	67	111,616	37

(***) DATOS EN MILES DE DOLARES AL TIPO DE CAMBIO DE CIERRE DEL TRIMESTRE QUE SE REPORTA

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS DE RESULTADOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
rt47	DEPRECIACIÓN Y AMORTIZACIÓN OPERATIVA	164,143	154,518

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **ICH** TRIMESTRE: **02** AÑO: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACIÓN FINANCIERA

DEL 1 DE ENERO AL 30 DE JUNIO DE 2008 Y 2007

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
c01	**UTILIDAD (PÉRDIDA) NETA CONSOLIDADA**	**2,073,294**	**1,543,409**
c02	+(-) PARTIDAS APLICADAS A RESULTADO QUE NO REQUIEREN UTILIZACIÓN DE RECURSOS	930,010	315,658
c03	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**3,003,304**	**1,859,067**
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	-1,606,181	-578,447
c05	**RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACIÓN**	**1,397,123**	**1,280,620**
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	1,216,275	-10,358
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	2,420,829
c08	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**1,216,275**	**2,410,471**
c09	**RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSIÓN**	**-8,929,539**	**-419,804**
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	-6,316,141	3,271,287
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	7,517,514	2,655,117
c12	**EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO**	**1,201,373**	**5,926,404**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **ICH** TRIMESTRE: **02** AÑO: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACIÓN FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
c02	**+(-) PARTIDAS APLICADAS A RESULTAD0 QUE NO REQUIEREN UTILIZACIÓN DE RECURSOS**	**930,010**	**315,658**
c13	+ DEPRECIACIÓN Y AMORTIZACIÓN DEL EJERCICIO	321,808	307,056
c41	+ (-) OTRAS PARTIDAS	608,202	8,602
c04	**RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN**	**-1,606,181**	**-578,447**
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	-2,248,986	-1,139,180
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	-1,198,199	-192,827
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	4,081	-9,995
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	1,373,132	295,012
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	463,791	468,543
c06	**RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO**	**1,216,275**	**-10,358**
c23	+ FINANCIAMIENTOS BANCARIOS	925,569	0
c24	+ FINANCIAMIENTOS BURSÁTILES	-176	-21
c25	+ DIVIDENDOS COBRADOS	0	0
c26	+ OTROS FINANCIAMIENTOS	290,882	-10,337
c27	(-) AMORTIZACIÓN DE FINANCIAMIENTOS BANCARIOS	0	0
c28	(-) AMORTIZACIÓN DE FINANCIAMIENTOS BURSÁTILES	0	0
c29	(-) AMORTIZACIÓN DE OTROS FINANCIAMIENTOS	0	0
c42	+ (-) OTRAS PARTIDAS	0	0
c07	**RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO**	**0**	**2,420,829**
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
c31	(-) DIVIDENDOS PAGADOS	0	0
c32	+ PRIMA EN VENTA DE ACCIONES	0	2,420,829
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	**RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSIÓN**	**-8,929,539**	**-419,804**
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	-8,437,170	-84,187
c35	(-) ADQUISICIÓN DE INMUEBLES, PLANTA Y EQUIPO	-199,137	-266,516
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	-69,053
c37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	-293,232	-48

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **ICH** TRIMESTRE: **02** AÑO: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

ESTADO DE FLUJO DE EFECTIVO (MÉTODO INDIRECTO)

PRINCIPALES CONCEPTOS

Impresión Final

(MILES DE PESOS) **CONSOLIDADO**

REF E	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
	ACTIVIDADES DE OPERACIÓN		
e01	**UTILIDAD (PÉRDIDA) ANTES DE IMPUESTOS A LA UTILIDAD**	2,820,026	1,543,409
e02	+(-) PARTIDAS SIN IMPACTO EN EL EFECTIVO	152,261	0
e03	+(-) PARTIDAS RELACIONADAS CON ACTIVIDADES DE INVERSIÓN	193,280	155,810
e04	+(-) PARTIDAS RELACIONADAS CON ACTIVIDADES DE FINANCIAMIENTO	14,180	10,827
e05	**FLUJO DERIVADO DEL RESULTADO ANTES DE IMPUESTOS A LA UTILIDAD**	3,179,747	1,710,046
e06	FLUJOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	-1,896,972	-894,630
e07	**FLUJOS NETOS DE EFECTIVO DE ACTIVIDADES DE OPERACIÓN**	1,282,775	815,416
	ACTIVIDADES DE INVERSIÓN		
e08	FLUJOS NETOS DE EFECTIVO DE ACTIVIDADES DE INVERSIÓN	-8,507,779	-115,270
e09	**EFECTIVO EXCEDENTE (REQUERIDO) PARA APLICAR EN ACTIVIDADES DE FINANCIAMIENTO**	-7,225,004	700,146
	ACTIVIDADES DE FINANCIAMIENTO		
e10	FLUJOS NETOS DE EFECTIVO DE ACTIVIDADES DE FINANCIAMIENTO	1,191,595	2,439,981
e11	**INCREMENTO (DISMINUCIÓN) NETO DE EFECTIVO Y DEMAS EQUIVALENTES DE EFECTIVO**	-6,033,409	3,140,127
e12	**DIFERENCIA EN CAMBIOS EN EL EFECTIVO Y EQUIVALENTES DE EFECTIVO**	-282,732	131,585
e13	EFECTIVO Y EQUIVALENTES DE EFECTIVO AL PRINCIPIO DEL PERIODO	7,517,514	2,654,690
e14	**EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO**	1,201,373	5,926,402

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **ICH** TRIMESTRE: **02** AÑO: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

ESTADO DE FLUJO DE EFECTIVO (MÉTODO INDIRECTO)

DESGLOSE DE PRINCIPALES CONCEPTOS

Impresión Final

(MILES DE PESOS) **CONSOLIDADO**

REF E	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
e02	**+(-) PARTIDAS SIN IMPACTO EN EL EFECTIVO**	152,261	0
e15	+ESTIMACIÓN DEL EJERCICIO	0	0
e16	+PROVISIÓN DEL EJERCICIO	152,261	0
e17	+,(-) OTRAS PARTIDAS NO REALIZADAS	0	0
e03	**+(-) PARTIDAS RELACIONADAS CON ACTIVIDADES DE INVERSIÓN**	193,280	155,810
e18	+ DEPRECIACIÓN Y AMORTIZACIÓN DEL EJERCICIO *	321,808	307,056
e19	(-)+ UTILIDAD O PÉRDIDA EN VENTA DE INMUEBLES, MAQUINARIA Y EQUIPO	0	0
e20	+ PÉRDIDA POR DETERIORO	0	0
e21	(-)+ PARTICIPACIÓN EN ASOCIADAS Y NEGOCIOS CONJUNTOS	0	0
e22	(-) DIVIDENDOS COBRADOS	0	0
e23	(-) INTERESES A FAVOR	-128,528	-151,246
e24	(-)+ OTRAS PARTIDAS	0	0
e04	**+(-) PARTIDAS RELACIONADAS CON ACTIVIDADES DE FINANCIAMIENTO**	14,180	10,827
e25	+ INTERESES DEVENGADOS	14,180	10,827
e26	+(-) OTRAS PARTIDAS	0	0
e06	**FLUJOS GENERADOS O UTILIZADOS EN LA OPERACIÓN**	-1,896,972	-894,630
e27	+(-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	-2,248,986	-1,139,180
e28	+(-) DECREMENTO (INCREMENTO) EN INVENTARIOS	-1,198,199	-192,827
e29	+(-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	4,081	-9,995
e30	+(-) INCREMENTO (DECREMENTO) EN PROVEEDORES	1,373,132	295,012
e31	+(-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	242,994	468,543
e32	+(-) IMPUESTOS A LA UTILIDAD PAGADOS O DEVUELTOS	-69,994	-316,183
e08	**FLUJOS NETOS DE EFECTIVO DE ACTIVIDADES DE INVERSIÓN**	-8,507,779	-115,270
e33	- INVERSIÓN DE ACCS. CON CARÁCTER PERMANENTE	0	0
e34	+ DISPOSICIÓN DE ACCIONES CON CARÁCTER PERMANENTE	-8,437,170	0
e35	- INVERSIÓN EN INMUEBLES, PLANTA Y EQUIPO	-199,137	-266,516
e36	+ VENTA DE INMUEBLES, PLANTA Y EQUIPO	0	0
e37	- INVERSIÓN EN ACTIVOS INTANGIBLES	0	0
e38	+ DISPOSICIÓN DE ACTIVOS INTANGIBLES	0	0
e39	- OTRAS INVERSIONES CON CARÁCTER PERMANENTE	0	0
e40	+DISPOSICIÓN DE OTRAS INVERSIONES CON CARÁCTER PERMANENTE	0	0
e41	+ DIVIDENDOS COBRADOS	0	0
e42	+ INTERESES COBRADOS	128,528	151,246
e43	+(-) DECREMENTO (INCREMENTO) ANTICIPOS Y PRESTAMOS A TERCEROS	0	0
e44	+(-) OTRAS PARTIDAS	0	0
e10	**FLUJOS NETOS DE EFECTIVO DE ACTIVIDADES DE FINANCIAMIENTO**	1,191,595	2,439,981
e45	+ FINANCIAMIENTOS BANCARIOS	925,569	0
e46	+ FINANCIAMIENTOS BURSÁTILES	-176	-21
e47	+ OTROS FINANCIAMIENTOS	290,882	0
e48	(-) AMORTIZACIÓN DE FINANCIAMIENTOS BANCARIOS	0	0
e49	(-) AMORTIZACIÓN DE FINANCIAMIENTOS BURSÁTILES	0	0
e50	(-) AMORTIZACIÓN DE OTROS FINANCIAMIENTOS	0	0
e51	+(-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
e52	(-) DIVIDENDOS PAGADOS	0	0
e53	+ PRIMA EN VENTA DE ACCIONES	0	2,450,829
e54	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
e55	- INTERESES PAGADOS	-14,180	-10,827
e56	- RECOMPRA DE ACCIONES	-10,500	0
e57	+(-) OTRAS PARTIDAS	0	0

* EN CASO DE QUE DICHO IMPORTE SEA DIFERENTE A LA CUENTA R47 DEBERÁ EXPLICAR EN NOTAS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **ICH** TRIMESTRE: **02** AÑO: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

DATOS POR ACCIÓN

CONSOLIDADO

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
d01	UTILIDAD BÁSICA POR ACCIÓN ORDINARIA (**)	$ 5.94	$ 5.71
d02	UTILIDAD BÁSICA POR ACCIÓN PREFERENTE (**)	$ 0	$ 0
d03	UTILIDAD DILUIDA POR ACCIÓN (**)	$ 0	$ 0
d04	UTILIDAD (PÉRDIDA) ANTES DE OPERACIONES DISCONTINUADAS POR ACCIÓN ORDINARIA (**)	$ 5.94	$ 5.71
d05	EFECTO DE OPERACIONES DISCONTINUADAS SOBRE LA UTILIDAD (PÉRDIDA) POR ACCIÓN (**)	$ 0	$ 0
d08	VALOR EN LIBROS POR ACCIÓN	$ 44.39	$ 39.74
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCIÓN	$ 0	$ 0
d10	DIVIDENDO EN ACCIONES POR ACCIÓN	0 acciones	0 acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.29 veces	0.96 veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BÁSICA POR ACCIÓN ORDINARIA (**)	9.66 veces	4.95 veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BÁSICA POR ACCIÓN PREFERENTE (**)	0 veces	0 veces

(**) INFORMACIÓN ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **ICH** TRIMESTRE: **02** AÑO: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

RAZONES Y PROPORCIONES **CONSOLIDADO**

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	UTILIDAD (PÉRDIDA) NETA CONSOLIDADA A VENTAS NETAS	10.83	%	10.88	%
p02	UTILIDAD (PÉRDIDA) NETA CONSOLIDADA A CAPITAL CONTABLE (**)	11.17	%	11.96	%
p03	UTILIDAD (PÉRDIDA) NETA CONSOLIDADA A ACTIVO TOTAL (**)	7.42	%	8.98	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0	%	0	%
p05	RESULTADO POR POSICIÓN MONETARIA A UTILIDAD (PÉRDIDA) NETA CONSOLIDADA	0.00	%	0.19	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	0.93	veces	0.97	veces
p07	VTAS NETAS A INMUEBLES, PLANTA Y EQUIPO (NETO) (**)	2.82	veces	2.71	veces
p08	ROTACIÓN DE INVENTARIOS(**)	3.21	veces	3.49	veces
p09	DIAS DE VENTAS POR COBRAR	46	dias	42	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.01	%	0	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	33.57	%	24.88	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.51	veces	0.33	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	40.04	%	36.37	%
p14	PASIVO A LARGO PLAZO A INMUEBLES, PLANTA Y EQUIPO (NETO)	0.00	%	0.00	%
p15	UTILIDAD (PÉRDIDA)DESPUES DE GTOS. GRALES. A INTERESES PAGADOS	216.06	veces	180.57	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	2.76	veces	3.91	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.28	veces	4.76	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.10	veces	2.82	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.39	veces	2.49	veces
p20	EFECTIVO E INVERSIONES TEMPORALES A PASIVO CIRCULANTE	16.81	%	164.15	%

(**) INFORMACION ULTIMOS DOCE MESES

INDUSTRIAS CH, S.A.B. DE C.V.

Tlalnepantla, Estado de México 21 de Julio de 2008 Industrias CH S.A.B de C. V. reporta el día de hoy sus resultados del segundo trimestre de 2008.

Comparativo de los seis meses terminados al 30 de junio de 2008 vs los seis meses terminados al 30 de junio de 2007.

Ventas Netas

Las ventas netas de la Compañía aumentaron en un 35%, de Ps. 14,183 millones durante el primer semestre de 2007 comparados con Ps. 19,142 millones del mismo período del 2008. El total de toneladas vendidas aumento en un 10% al pasar de 1 millón 580 mil toneladas en el primer semestre de 2007 a 1 millón 744 mil toneladas en el mismo periodo del 2008. Las ventas en el extranjero en el primer semestre de 2008 tuvieron una variación del 43% pasaron a Ps. 12,906 comparadas con Ps. 9,029 millones del primer semestre de 2007 Los precios promedio aumentaron 22% al comparar ambos periodos, las ventas nacionales aumentaron el 21% al pasar de Ps. 5,154 millones en el primer semestre de 2007 a 6,236 millones el primer semestre de 2008.

Costo de Ventas

El costo directo de ventas aumento el 33% de Ps. 11,411 millones en el primer semestre de 2007 a Ps. 15,228 millones en el mismo período de 2008. Con respecto a ventas, en el primer semestre de 2008, el costo representa el 80% comparado contra el 80% del mismo período de 2007. El costo de ventas aumento debido al aumento de toneladas embarcadas y al aumento en los precios de las materias primas.

Utilidad Bruta

La utilidad bruta de la Compañía para el primer semestre de 2008 aumento el 41% a Ps. 3,914 millones comparados con los Ps. 2,772 millones del mismo período de 2007. La utilidad bruta como porcentaje respecto a las ventas netas para el primer semestre de 2008 fue del 20% comparada contra el 20% en el mismo período de 2007. La utilidad bruta aumento y se debe a que las toneladas vendidas aumentaron un 10%, aunque los costos de las materias primas aumentaron.

Gastos de Operación

Los gastos de venta y de administración aumentaron el 4% a Ps. 850 millones en el primer semestre de 2008, respecto a los Ps. 817 millones del mismo período de 2007.

Utilidad de Operación

La utilidad de operación aumento el 57% a Ps. 3,064 millones en el primer semestre de 2008 respecto a los Ps. 1,955 millones en el mismo período de 2007. Con respecto a ventas, el margen de operación de ICH representa el 16% en el primer semestre de 2008 mayor al 14% registrado en el mismo periodo de 2007. La utilidad de operación aumento debido a mayores volúmenes de toneladas vendidas.

Costo Integral de Financiamiento

El costo integral de financiamiento de la Compañía en el primer semestre de 2008, fue una perdida de Ps. 248 millones comparados con la utilidad Ps. 111 millones para el mismo período del 2007. El efecto negativo se debe a la perdida en cambios de Ps. 362 millones registrada en el primer semestre de 2008, comparada con la perdida en cambios por Ps 32 millones registrada en el primer semestre de 2007.

Otros Gastos (Ingresos), neto

La Compañía registró otros ingresos netos por Ps. 5 millones durante el primer semestre de 2008 comparados contra otros ingresos netos por Ps. 19 millones por el mismo período de 2007.

Impuesto Sobre la Renta

La Compañía ha registrado un gasto de Ps. 747 millones para Impuesto Sobre la Renta durante el primer semestre de 2008, comparados con los Ps. 542 millones de provisión para el mismo período del año anterior. Este aumento se debe principalmente a que la utilidad de operación creció el 57% en el periodo anualizado.

Utilidad Neta

Como resultado de lo expuesto con anterioridad, la Compañía registró un aumento en la utilidad neta consolidada de 34% a Ps. 2,073 millones en el primer semestre de 2008 contra una utilidad neta de Ps. 1,543 millones para el mismo período del año anterior. (El aumento se explica por mayores volúmenes de ventas 10% y tan solo un 4% de incremento en los gastos de operación).

Comparativo del segundo trimestre de 2008 vs. El primer trimestre 2008

Ventas Netas

Las ventas netas de la Compañía aumentaron en un 32%, de Ps. 8,233 millones durante el primer trimestre de 2008 comparados con Ps. 10,909 millones en el segundo trimestre del 2008. Las ventas en toneladas de productos de acero aumentaron un 7% a 901 mil toneladas en el segundo trimestre de 2008 comparadas con las 843 mil toneladas en el primer trimestre de 2008. Las ventas en el extranjero en el segundo trimestre de 2008 tuvieron una variación del 29% pasaron a Ps. 7,266 comparadas con Ps. 5,639 millones del primer trimestre de 2008. Los precios de venta aumentaron en promedio un 24%, comparando ambos periodos, las ventas nacionales aumentaron el 40% al pasar de Ps. 2,594 millones en el primer trimestre de 2008 a 3,643 millones el segundo trimestre de 2008.

Costo de Ventas

El costo directo de ventas aumento el 25% de Ps. 6,764 millones en el primer trimestre de 2008 a Ps. 8,464 millones en el segundo trimestre de 2008. Con respecto a ventas, en el segundo trimestre de 2008 el costo representa el 78% comparado contra el 82% del primer trimestre de 2008. El aumento se debe a mayores volúmenes de ventas y mayores precios de las materias primas.

Utilidad Bruta

La utilidad bruta de la Compañía para el segundo trimestre de 2008 aumento el 66% a Ps. 2,445 millones comparados con los Ps. 1,469 millones del primer trimestre de 2008. La utilidad bruta como porcentaje respecto a las ventas netas para el segundo trimestre de 2008 fue del 22% comparada contra el 18 %

en el primer trimestre de 2008.

Gastos de Operación
Los gastos de venta y de administración, aumentaron el 13% a Ps. 451 millones el segundo trimestre de 2008 respecto a los Ps. 399 millones del primer trimestre de 2008.
Como porcentaje de las ventas los gastos de operación representan el 4% de la venta en el segundo trimestre de 2008 comparados con el 5% al primer trimestre del 2008.

Utilidad de Operación
La utilidad de operación aumento el 86% de Ps. 1,070 millones en el primer trimestre 2008 a Ps. 1,994 millones en el segundo trimestre de 2008. Con respecto a ventas, el margen de operación de fue 18% en el segundo trimestre de 2008 comparado con 13% en el primer trimestre de 2008. Dicho aumento fue generado por el incremento en precios proporcionalmente mayores a los aumentos de las materias primas.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en el segundo trimestre de 2008, fue una perdida de Ps. 194 millones comparados con los Ps. 54 millones de pérdida para el primer trimestre de 2008. El aumento se debe principalmente a la perdida en cambios por Ps. 243 millones registrada en el segundo trimestre de 2008, comparada con una perdida por Ps. 107 millones del primer trimestre de 2008.

Otros Gastos (Ingresos), neto
La Compañía registró una disminución en otros ingresos netos a Ps. 1 millon de gasto durante el segundo trimestre de 2008 comparados contra otros ingresos netos por Ps. 5 millones por el primer trimestre de 2008.

Impuesto Sobre la Renta
La Compañía aumento su provisión hasta Ps. 522 millones para Impuesto Sobre la Renta durante el segundo trimestre de 2008, comparados con los Ps. 225 millones para el primer trimestre del 2007. El aumento se explica por un incremento del 86% en la utilidad de operación.

Utilidad Neta
Como resultado de lo expuesto con anterioridad, la Compañía registró un aumento en la utilidad neta de 60% a Ps. 1,277 millones en el segundo trimestre de 2008 contra una utilidad neta de Ps. 797 millones para el primer trimestre de 2008.

Comparativo segundo trimestre de 2008 vs. El segundo trimestre de 2007.

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 57%, de Ps. 6,931 millones durante el segundo trimestre de 2007 comparados con Ps. 10,909 millones del mismo período del 2008. El total de toneladas vendidas aumento en un 19% al pasar de 759 mil toneladas en el segundo trimestre de 2007 a 901 mil toneladas en el mismo periodo del 2008. Las ventas en el extranjero en el segundo trimestre de 2008 tuvieron una variación del 61% pasaron a Ps. 7,266 millones comparadas con Ps. 4,513 millones del segundo trimestre de 2007. Los precios de venta aumentaron en promedio un 32%, comparando ambos periodos, las ventas nacionales aumentaron el 51% al pasar de Ps. 2,418 millones en el

segundo trimestre de 2007 a Ps. 3,643 millones el segundo trimestre de 2008.

Costo de Ventas
El costo directo de ventas aumento el 52% de Ps. 5,554 millones en el segundo trimestre de 2007 a Ps. 8,464 millones en el mismo período de 2008. Con respecto a ventas, en el segundo trimestre de 2008, el costo representa el 78% comparado contra el 80% del mismo período de 2007. El costo de ventas aumento debido al incremento en toneladas vendidas y mayores precios de materias primas.

Utilidad Bruta
La utilidad bruta de la Compañía para el segundo trimestre de 2008 aumento el 78% a Ps. 2,445 millones comparados con los Ps. 1,377 millones del mismo período de 2007. La utilidad bruta como porcentaje respecto a las ventas netas para el segundo trimestre de 2008 fue del 22% comparada contra el 20% en el mismo período de 2007.

Gastos de Operación
Los gastos de venta y de administración aumentaron el 16% a Ps. 451 millones en el segundo trimestre de 2008, respecto a los Ps. 388 millones del mismo período de 2007.

Utilidad de Operación
La utilidad de operación aumento el 102% a Ps. 1,994 millones en el segundo trimestre de 2008 respecto a los Ps. 989 millones en el mismo período de 2007. Con respecto a ventas, el margen de operación de ICH representa el 18% en el segundo trimestre de 2008 mayor al 14% registrado en el mismo periodo de 2007. La utilidad de operación aumento debido a mayores volúmenes de toneladas vendidas.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en el segundo trimestre de 2008, fue una perdida de Ps. 194 millones comparados con la utilidad Ps. 31 millones para el mismo período del 2007. El efecto negativo se debe a la perdida en cambios de Ps. 243 millones registrada en el segundo trimestre de 2008, comparada con la perdida en cambios por Ps 107 millones registrada en el segundo trimestre de 2007.

Otros Gastos (Ingresos), neto
La Compañía registró otros gastos netos por Ps. 1 millón durante el segundo trimestre de 2008 comparados contra otros gastos netos por Ps. 8 millones por el mismo período de 2007.

Impuesto Sobre la Renta
La Compañía ha registrado un gasto de Ps. 522 millones para Impuesto Sobre la Renta durante el segundo trimestre de 2008, comparados con los Ps. 305 millones de provisión para el mismo período del año anterior. El aumento se explica por el incremento de 102% que experimento la utilidad de operación.

Utilidad Neta
Como resultado de lo expuesto con anterioridad, la Compañía registró un aumento en la utilidad neta consolidada de 81% a Ps. 1,277 millones en el segundo trimestre de 2008 contra una utilidad neta de Ps. 707 millones para el mismo período del año anterior. El aumento se explica por los incrementos en volúmenes de venta los cuales son mayores proporcionalmente a los incrementos en los gastos de operación

Resultados Semestrales

(millones de pesos)	Enero-Junio 2008	Enero-Junio 2007	1er. Semestre '08 vs 1er. Semestre '07
Ventas	19,142	14,183	35%
Costo de Ventas	15,228	11,411	33%
Utilidad Bruta	3,914	2,772	41%
Gastos Operación	850	817	4%
Utilidad Operación	3,064	1,955	57%
EBITDA	3,386	2,262	50%
Utilidad Neta	2,073	1,543	34%
Ventas Nacionales	6,236	5,154	21%
Ventas en el Exterior	12,906	9,029	43%
Ventas en Toneladas	1,744	1,580	10%

Resultados Trimestrales

(millones de pesos)	2T '08	1T '08	2T '07	2T '08 vs 1T'08	2T '08 vs 2T'07
Ventas	10,909	8,233	6,931	32%	57%
Costo de Ventas	8,464	6,764	5,554	25%	52%
Utilidad Bruta	2,445	1,469	1,377	66%	78%
Gastos Operación	451	399	388	13%	16%
Utilidad Operación	1,994	1,070	989	86%	102%
EBITDA	2,158	1,228	1,143	76%	89%
Utilidad Neta	1,277	797	707	60%	81%
Ventas Nacionales	3,643	2,594	2,418	40%	51%
Ventas en el Exterior	7,266	5,639	4,513	29%	61%
Ventas en Toneladas	901	843	759	7%	19%

Cualquier información proyectada en este documento esta sujeta a varios riesgos, incertidumbres y suposiciones, las cuales en caso de ser incorrectas pueden causar una variación en los resultados anticipados, estimados y esperados La compañía no asume ninguna obligación para actualizar las proyecciones de información contenidas en este documento.

Analisis Volumen, Ventas y Precios

P r o d u c t o	Volumen Miles Tons.	Ventas Millones de Pesos	Precio Promedio	Volumen Miles Tons.	Ventas Millones de Pesos	Precio Promedio
	Enero-Junio 2008			Enero-Junio 2007		
Aceros Especiales	1,147	12,892	11,241	1,003	9,847	9,817
Tuberia	49	682	13,918	65	540	8,315
Perfiles Comerciales	213	2,220	10,423	261	1,899	7,274
Perfiles Estructurales	112	1,145	10,223	121	993	8,206
Corrugado	194	1,875	9,665	122	833	6,830
Otros	29	328	11,310	8	71	8,868

Total	1,744	19,142	10,976	1,580	14,183	8,977

Producto	Volumen Miles Tons. 2T´08	Ventas Millones Pesos 2T´08	Precio Prom. 2T´08	Volumen Miles Tons. 1T´08	Ventas Millones Pesos 1T´08	Precio Prom. 1T´08	Volumen Miles 2T´07	Ventas Millones 2T´07	Precio Prom. 2T´07
Aceros Especiales	579	7,125	12,305	568	5,768	10,155	491	4,848	9,873
Tuberia	28	432	15,428	21	249	11,857	28	148	5,285
Perfiles Comerciales	95	1,175	12,368	118	1,045	8,856	125	1,033	8,264
Perfiles Estructurales	56	556	9,928	56	589	10,518	56	445	7,946
Corrugado	124	1,325	10,685	70	550	7,857	57	394	6,912
Otros	19	296	15,578	10	32	3,200	2	62	31,000
Total	901	10,909	12,108	843	8,233	9,766	759	6,931	9,132

Industrias CH, S. A. B. de C. V., es una sociedad tenedora de acciones de un grupo de Empresas dedicadas principalmente a la fabricación y venta de Aceros Especiales, Tubería con costura, Varilla, Perfiles comerciales y estructurales para la Industria de la construcción, Industria Automotriz e Industria Manufacturera, tanto en México como en el Extranjero.

Resumen de las principales políticas contables-

a) Políticas y prácticas contables

Los estados financieros adjuntos han sido preparados de conformidad con las Normas Mexicanas de Información Financiera (NIF).

b) Bases de consolidación

Los estados financieros consolidados incluyen los de Industrias CH, S.A.B. de C.V. y los de sus subsidiarias en las que ejerce control. Los saldos y operaciones importantes entre las compañías del grupo se han eliminado en la preparación de los estados financieros consolidados.

Las compañías subsidiarias son las siguientes:

TENENCIA ACCIONARIA 2008

Aceros CH, S.A. de C.V.	99.99
Aceros y Laminados Sigosa, S.A. de C.V.	99.99
Administración de Empresas CH, S.A. de C.V.	99.99
Administración y Control de la Producción, S.A. de C.V.	99.99
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	75.64
Arrendadora Simec, S.A. de C.V.	75.64
Comercializadora Simec, S.A. de C.V. (antes Administradora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.)	75.64
Compañía Mexicana de Perfiles y Tubos, S.A. de C.V.	99.99
Compañía Siderúrgica de Guadalajara, S.A. de C.V. (CSG)	75.64
Compañía Siderúrgica del Golfo, S.A. de C.V.	100.00
Compañía Siderúrgica del Pacífico, S.A. de C.V.	75.64
Controladora Simec, S.A. de C.V.	75.64
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	75.64
Grupo Simec, S.A.B. de C.V.	75.64
Holding Protel, S.A. de C.V.	100.00
Industrial Procarsa, S.A. de C.V.	100.00
Industrias del Acero y del Alambre, S.A. de C.V.	75.64
Inmobiliaria Procarsa, S.A. de C.V.	99.99
Inmobiliaria Pytsa, S.A. de C.V.	99.99
Nueva Pytsa Industrial, S.A. de C.V.	100.00
Operadora de Industrias CH, S.A. de C.V.	99.99
Operadora de Metales, S.A. de C.V.	75.64
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	75.64
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	75.64

Operadora ICH, S.A. de C.V.	99.99
Operadora Procarsa, S.A. de C.V.	99.99
Pacific Steel, Inc.	75.64
Procarsa Industrial, S.A. de C.V.	99.99
Procarsa, S.A. de C.V.	99.99
Procesadora Mexicali, S.A. de C.V.	75.64
Pytsa Industrial, S.A. de C.V.	99.99
Pytsa Monclova, S.A. de C.V.	99.99
Recubrimientos Procarsa, S.A. de C.V.	99.99
Servicios CH, S.A. de C.V.	99.99
Servicios Simec, S.A. de C.V.	75.64
Siderúrgica del Golfo, S.A. de C.V.	99.99
Sigosa Aceros, S.A. de C.V.	99.99
Simec International, S.A. de C.V.	75.64
SimRep y Subsidiarias	100.00
Sistemas de Transporte de Baja California, S.A. de C.V.	75.64
Tuberías Procarsa, S.A. de C.V.	99.99
Undershaft Investments, N.V.	75.64
Arrendadora Norte de Matamoros, S.A. de C.V.	75.64
Siderurgica de Baja California, S.A. de C.V. (antes Multimodal Domestica, S.A. de C.V.)	75.64
Tenedora CSG, S.A. de C.V.	75.64
CSG Comercial, S.A. de C.V. (antes TMM America, S.A. de C.V.)	75.64
Comercializadora de Productos de Tlaxcala, S.A. de C.V. (antes TMM Continental, S.A. de C.V.)	75.64
Bastek Investments, B.V.	100.00
Comercializadora Pytsa, S.A. de C.V. (1)	99.99
Lámina y Maquilas del Norte, S.A. de C.V. (1)	99.99
Operadora de Lámina y Maquilas del Norte, S.A. de C.V. (1)	99.99
Operadora de Laminados y Perfiles Monterrey, S.A. de C.V. (1)	99.99
Operadora de Tubería Industrial de Monterrey, S.A. de C.V. (1)	99.99
Servicios Administrativos Sigosa, S.A. de C.V. (1)	99.99
Tubulares y Perfiles Industriales, S.A. de C.V. (1)	99.99

(1) Compañías en suspensión de actividades

c) Reconocimiento de los efectos de la inflación en la información financiera

La compañía reconoció los efectos de la inflación hasta el 31 de Diciembre de 2007, debido a que la NIF B-10 "Efectos de la inflación". Deja sin efecto al Boletín B-10 y sus cinco documentos de adecuaciones, así como a las circulares relativas y a la INIF 2. Las principales consideraciones que establece esta NIF son; (i) permite el valor de las Unidades de Inversión (UDIS) para determinar la inflación en un período determinado, (ii) se elimina la posibilidad de utilizar costos de reposición en inventarios, e indización específica en el activo fijo, (iii) establece que una entidad debe reconocer efectos de inflación cuando opera en un entorno económico inflacionario (inflación acumulada igual o mayor al 26% en los últimos tres ejercicios). Como consecuencia del entorno inflacionario menor al que establece la NIF B-10, la compañía no reconoció los efectos de la inflación al 30 de junio de 2008.

d) Conversión de estados financieros de subsidiarias en el extranjero

Los estados financieros de las subsidiarias en el extranjero fueron

convertidos a Moneda nacional de conformidad con la Norma de Informacion Financiera NIF B-15 "conversión de monedas extranjeras". Bajo la Norma de Informacion Financiera NIF B-15, el primer paso en el proceso de conversión de información financiera de las operaciones que se mantienen en el extranjero es la determinacion de la moneda funcional, la cual es en primera instancia la moneda del entorno economico primario de la operacion extranjera; sin embargo, no obstante lo anterior, la moneda funcional puede diferir de la local o de registro, en la medida que ésta no represente la moneda que afecta primordialmente los flujos de efectivo de las operaciones en el extranjero. Los estados financieros de las empresas en el extranjero fueron convertidos a moneda nacional, mediante el siguiente procedimiento:

- Aplicando el tipo de cambio a la fecha del balance general consolidado para los activos y pasivos monetarios.
- Aplicando el tipo de cambio histórico a los activos y pasivos no monetarios,asi como las partidas de capital contable.
- Aplicando el tipo de cambio histórico a las partidas de ingresos y gastos del periodo que se informa, excepto por los efectos de los activos y pasivos no monetarios en los resultados del periodo, tales como depreciación y costo de ventas, los cuales se convierten al tipo de cambio histórico utilizado en la conversión de la partida correspondiente del balance general.

La diferencia resultante de este proceso, del proceso de consolidación y de aplicar el metodo de participación, se reconocio como efecto acumulado por conversión formando parte de la utilidad (perdida) integral en el capital contable.

e) Efectivo y equivalentes

El efectivo y sus equivalentes están representados principalmente por depósitos bancarios e inversiones de alta liquidez, con vencimientos no mayores a 90 días, y se presentan valuadas a su costo de adquisición más intereses devengados, importe que es similar al valor de mercado de esas inversiones.

f) Inventarios y costo de ventas, estimación para inventarios de lento movimiento y obsolescencia

Las subsidiarias nacionales valúan el inventario inicialmente a costo promedio y posteriormente se ajusta al valor de mercado o valor de reposición, el menor. Las subsidiarias en el extranjero valúan sus inventarios a últimas entradas, primeras salidas (UEPS) y posteriormente son ajustados a valor de mercado o reposición.

Los valores son determinados sobre las siguientes bases:

Productos terminados, en proceso y billet- Al costo directo de la última producción del mes.

El costo de ventas representa el costo de reposición de los inventarios al momento de la venta, expresado en pesos de poder adquisitivo al cierre del ejercicio más reciente que se presenta.

Materias primas- De acuerdo a los precios de compra que regían en el mercado a la fecha del balance general consolidado.

Materiales, refacciones y rodillos- Al costo histórico actualizado por los índices de inflación de la industria del acero.

La Compañía clasifica como inventarios a largo plazo, los rodillos y refacciones que, de acuerdo a datos históricos y tendencias de producción, no se utilizarán en el corto plazo (un año).

La estimación de lento movimiento, obsolescencia e inventario dañado, se determina considerando el costo del reproceso de los inventarios de materiales y productos terminados cuya rotación es mayor a un año.

g) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo quedaron registrados al costo de adquisición y se actualizaron mediante factores derivados del INPC hasta el 31 de diciembre de 2007, excepto por la maquinaria y equipo de procedencia extranjera, la cual se actualizó utilizando los índices inflacionarios del país de origen y las variaciones de los tipos de cambio en relación con el peso; conforme la nueva norma de información financiera B-10; de reconocimiento de los efectos de la inflación en un escenario no inflacionario.

El resultado integral de financiamiento (RIF), el cual incluye (i) el costo del interés (ii) cualquier fluctuación cambiaria derivado de moneda extranjera y (iii) el efecto por posición monetaria correspondiente a activos en periodo de construcción o instalación, se capitaliza como parte del valor de los activos y se actualizó con un factor derivado del INPC desde la fecha de capitalización hasta el cierre del ejercicio 2007 y se amortiza en el plazo promedio de depreciación de los activos correspondientes. El monto del resultado integral de financiamiento capitalizable es el resultante de aplicar la tasa de capitalización promedio ponderada de los financiamientos al promedio ponderado de las inversiones en activos calificables durante su período de adquisición. En el caso de financiamiento en moneda extranjera el resultado integral de financiamiento incluye adicionalmente a las utilidades y pérdidas cambiarias correspondientes, netas de los efectos por valuación de los instrumentos de cobertura asociados con dichos financiamientos.

La depreciación de los inmuebles, maquinaria y equipo se calcula por el método de línea recta, de acuerdo con la vida útil estimada de los activos correspondientes.

El valor de los inmuebles, maquinaria y equipo se revisa cuando existen indicios de deterioro en el valor de dichos activos. Cuando el valor de recuperación, que es el mayor entre el precio de venta y su valor de uso, (valor presente de flujos de efectivo futuros) es inferior el valor neto en libros, la diferencia se reconoce como una pérdida por deterioro.

h) Arrendamientos

Cuando los riesgos y beneficios inherentes a la propiedad del activo arrendado permanecen sustancialmente con el arrendador, se clasifican como arrendamientos operativos y las rentas devengadas se cargan a resultados conforme se incurren.

i) Activos intangibles

Los activos intangibles de vidas útiles definidas se amortizan considerando el valor actualizado de los activos mediante el método de línea recta y con base en su vida útil estimada. Los costos de activos intangibles de vida indefinida no son sujetos a amortización.

Se tiene la política de revisar el valor de los activos intangibles de vida definida cuando existen indicios de deterioro en el valor de dichos activos. Cuando el valor de recuperación, que es el mayor entre el precio de venta y su valor de uso (entendido como el valor presente de flujos de efectivo futuros), es inferior el valor neto en libros, la diferencia se reconoce como una pérdida por deterioro.

No obstante a lo anterior, se efectúan pruebas de deterioro de manera anual sobre los activos intangibles con una vida indefinida, aún y cuando estos no están disponibles para su uso, así como aquellos intangibles con vida definida cuyo periodo de amortización exceda de veinte años desde la fecha en que estuvieron disponibles para su uso.

j) Pasivos, provisiones, pasivos contingentes y compromisos

Los pasivos por provisiones se reconocen cuando (i) existe una obligación presente (legal o asumida) como resultado de un evento pasado, (ii) es probable que se requiera la salida de recursos económicos como medio para liquidar dicha obligación, y (iii) la obligación pueda ser estimada razonablemente.

Cuando el efecto del valor del dinero a través del tiempo es significativo, el importe de la provisión es el valor presente de los desembolsos que se espera sean necesarios para liquidar la obligación. La tasa de descuento aplicada es antes de impuestos y refleja las condiciones de mercado a la fecha del balance general y, en su caso, el riesgo específico del pasivo correspondiente. En estos casos, el incremento en la provisión se reconoce como un gasto por intereses.

Las provisiones por pasivos contingentes se reconocen solamente cuando es probable la salida de recursos. Asimismo, los compromisos solamente se reconocen cuando generan una pérdida.

k) Primas de antigüedad y beneficios por terminación laboral

Las primas de antigüedad y beneficios por terminación que se cubren al personal se determinan con base en lo establecido en la Ley Federal del Trabajo

Los beneficios por primas de antigüedad y beneficios por terminación, a que tienen derecho los trabajadores por ley, se reconocen en los resultados de cada ejercicio, con base en cálculos efectuados por actuarios independientes mediante el método de crédito unitario proyectado, utilizando hipótesis financieras netas de inflación del valor presente de esta obligación. La amortización del costo de los servicios anteriores que no se ha reconocido, se basa en la vida de servicio remanente estimada del personal.

l) Impuesto diferidos

Los impuestos diferidos se determinan por el método de activos y pasivos. Bajo

este método, a todas las diferencias temporales que surgen entre los valores contables y fiscales de los activos y pasivos, se les aplica la tasa del Impuesto Sobre la Renta (ISR) o del impuesto empresarial a tasa única (IETU), según corresponda vigente a la fecha del balance general o bien, aquellas tasas aprobadas a esa fecha y que estarán vigentes al momento en que se estiman que los activos y pasivos por impuestos diferidos se recuperarán o liquidarán.

Los activos por impuestos diferidos se evalúan periódicamente, creando en su caso una estimación sobre aquellos montos por los que no existe una alta probabilidad de recuperación.

El efecto inicial acumulado de impuesto sobre la renta diferido que se presenta en el capital contable, representa el efecto del reconocimiento de impuestos diferidos acumulados a la fecha en que se adoptó esta norma contable.

En el caso de la participación de los trabajadores en las utilidades (PTU), únicamente se da el tratamiento de impuestos diferidos a las diferencias temporales que surgen de la conciliación entre la utilidad del ejercicio y la renta gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio futuro, y no exista algún indicio de que los pasivos o los beneficios no se puedan materializar.

m) Crédito diferido

Debido a que las NIF no establecen un tratamiento específico, la Compañía aplicó de manera supletoria el EITF 98-11 "Tratamiento contable de las diferencias temporales en ciertas transacciones de compra que no son consideradas una adquisición de un negocio", respecto a la compra de Operadora de Apoyo Logístico, S.A. de C.V. y Holding Protel, S.A. de C.V. Dicho pronunciamiento fue emitido en EUA por el "Emerging Issues Task Force" y publicado el 24 de septiembre de 1998. El crédito diferido se obtiene de la diferencia entre la cantidad pagada y el valor del capital contable al momento de la compra.

El crédito diferido es amortizado contra los resultados del ejercicio en la misma proporción al aprovechamiento del beneficio fiscal que da origen al mismo.

n) Costos ambientales

Con base en la información disponible, la Compañía registró un pasivo para cubrir el costo de remediación ambiental que se estima razonable incurrir en el futuro. La estimación de la reserva está determinada con base a la información actualmente disponible y tecnología existente, con base a las leyes y regulaciones vigentes y considera los efectos de la inflación y otros factores sociales y económicos que pudieran afectar la estimación en los términos del Boletín C-9, "Pasivos, provisiones, activos y pasivos contingentes y compromisos".

o) Reconocimiento de ingresos

Los ingresos por ventas se reconocen en el momento en el cual se transfiere al cliente la propiedad de los productos, lo cual ocurre cuando los clientes reciben y aceptan las mercancías que les fueron embarcadas.

La Compañía registra las provisiones necesarias para reconocer los gastos por fletes, las devoluciones y los descuentos sobre ventas, al momento en que se reconocen los ingresos relativos, los cuales se deducen de las ventas en los estados de resultados, o se incluyen en los gastos de venta, según corresponda.

p) Concentración de riesgo

Los excedentes de efectivo se invierten en depósitos a plazo en instituciones financieras con buenas calificaciones crediticias. Con respecto a las operaciones mexicanas los productos de la Compañía se comercializan con un gran número de clientes, sin que exista concentración importante en algún cliente específico, la base de clientes es amplia y geográficamente diversa.

q) Uso de estimaciones

La preparación de estados financieros, requiere que la administración de la Compañía efectúe estimaciones razonables que pueden afectar los importes reportados de activos y pasivos y la revelación de activos y pasivos contingentes a la fecha de los estados financieros y los importes de ingresos y gastos reportados que surgen durante el ejercicio. Los resultados reales pudieran diferir de estas estimaciones.

La Compañía ha efectuado estimaciones contables significativas con respecto a las estimaciones de valuaciones para cuentas por cobrar, inventarios, activos de larga duración, activos y pasivos de impuestos sobre la renta diferidos, instrumentos financieros, pasivos y obligaciones laborales y ambientales.

r) Fluctuaciones cambiarias

Las operaciones en moneda extranjera se registran al tipo de cambio aplicable a la fecha de su celebración. Los activos y pasivos en monedas extranjeras se valúan al tipo de cambio de la fecha del balance general. Las diferencias cambiarias entre la fecha de celebración y las de su cobro o pago, así como las derivadas de la conversión de los saldos denominados en monedas extranjeras a la fecha de los estados financieros, se aplican a resultados.

RELACIÓN DE INVERSIÓN EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
Operadora de Industrias CH, S.A. de C.V.	Compra Venta, Distrib. y Maquila de Tubo	50	99.99
Servicios CH, S.A. de C.V.	Prestación de toda Clase de Servicios	1	99.99
Aceros CH, S.A. de C.V.	Comerc. en Gral. de Toda Clase de Aceros	50	99.99
Cia. Mexicana de Perfiles y Tubos, S.A. de C.V.	Fabricacion de Perfiles y Tubulares	445,000	99.99
Inmobiliaria Pytsa, S.A. de C.V.	Arrendamiento de Bienes Inmubles	50,000	99.99
Procarsa, S.A. de C.V.	Fabricación y Exportación de Tuberia	123,628,404	99.99
Inmobiliaria Procarsa, S.A. de C.V.	Arrendamiento de Bienes Inmuebles	50,000	99.99
Tuberias Procarsa ,S.A de C.V.	Fabricación y Exportación de Tuberia	588,927,239	99.99
Operadora Procarsa, S.A. de C.V.	Compra Venta, Dist., y Maquila de Tubo	15,000	99.99
Siderurgica del Golfo, S.A. de C.V.	Frabricación de Angulo y Solera	12,117,550	99.99
Sigosa Aceros, S.A de C.V.	Compra Venta y Dist de Angulo y Acero	32,629,700	99.99
Servicios Administrativos Sigosa, S.A de C.V.	Prestación de Toda Clase de Servicios	50,000	99.99
Pytsa Monclova, SA de C.V.	Fabricación de Tubos y Perfiles	50,000	99.99
Grupo Simec, S.A de C.V. y Subsidiarias.	Manf. y Venta de Prod. Siderúrgicos	474,393,215	75.64
Operadora ICH, S.A de C.V.	Fabricación de Aceros Especiales	45,000	99.99
Administracion de Empresas CH, S.A de C.V.	Prestación de Toda Clase de Servicios	50,000	99.99
Pytsa Industrial, S.A de C.V.	Fabricacion de Perfiles y Tubulares	1,000,000	99.99
Aceros y Laminados Sigosa, S.A de C.V.	Compra Venta y Dist. de Angulo y Solera	39,579,700	99.99
Procarsa Industrial, S.A de C.V.	Materiales Metalicos Para la Construcció	50,000	99.99
Administración y Control de la Producción, S.A de	Prestación de Toda Clase de Servicios	50,000	99.99
Comercializadora Pytsa, S.A de C.V.	Prestación de Toda Clase de Servicios	50,000	99.99
Sim Rep Corporation	Tenedora de Acciones	1,000	100.00
Holding Protel , S.A de C.V.	Tenedora de Acciones	90,273,151	100.00
Industrial Procarsa, S.A de C.V.	Fabricación y Exportación de Tubería	49,857,883	100.00
Cia. Siderurgica Del Golfo, S.A de C.V.	Compra Venta y Dist. de Angulo y Solera	23,264,129	100.00
Nueva Pytsa Industrial, S.A . de C.V.	Comerzializadora de Lamina en Rollo	13,318,498	100.00
Bastek Investments, B.V.	Tenedora de Acciones	200	100.00

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN **ICH** — TRIMESTRE **02** AÑO **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

DESGLOSE DE CRÉDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CRÉDITO/INSTITUCIÓN	CON INSTITUCIÓN EXTRANJERA	FECHA DE FIRMA/CONTRATO	FECHA DE VENCIMIENTO	TASA DE INTERÉS y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
					INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
					AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS																
COMERCIO EXTERIOR																
CON GARANTÍA																
BANCA COMERCIAL																
Banco Inbursa, S. A.	NO	29/05/2008	29/05/2009	Libor + 1 45							0	925,569	0	0	0	0
OTROS																
TOTAL BANCARIOS					0	0	0	0	0	0	0	925,569	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN **ICH** TRIMESTRE **02** AÑO **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

DESGLOSE DE CRÉDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CRÉDITO/INSTITUCIÓN	CON INSTITUCIÓN EXTRANJERA	FECHA DE FIRMA/CONTRATO	FECHA DE VENCIMIENTO	TASA DE INTERÉS y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
					INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
					AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES																
LISTADAS EN BOLSA (MÉXICO Y/O EXTRANJERO)																
QUIROGRAFARIOS																
Medium Term	NO	20/06/1993	15/12/1998	9.33							3,106	0	0	0	0	0
CON GARANTÍA																
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
CON GARANTÍA																
TOTAL BURSÁTILES Y COLOCACIONES PRIVADAS					0	0	0	0	0	0	3,106	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN **ICH** TRIMESTRE **02** AÑO **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

DESGLOSE DE CRÉDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CRÉDITO/INSTITUCIÓN	CON INSTITUCIÓN EXTRANJERA	FECHA CONCERTACIÓN	FECHA DE VENCIMIENTO		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
					INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
					AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES																
diversos	NA				0	1,104,233	0	0	0	0						
diversos	NO										0	2,815,950	0	0	0	0
TOTAL PROVEEDORES					0	1,104 233	0	0	0	0	0	2,815,950	0	0	0	0
OTROS CRÉDITOS CON COSTO A CORTO Y LARGO PLAZO (S103 Y S30)																
	NA				0	0	0	0	0	0						
	NO										0	0	0	0	0	0
TOTAL OTROS CRÉDITOS CON COSTO A CORTO Y LARGO PLAZO					0	0	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS CIRCULANTES SIN COSTO (S26)																
diversos	NA				0	555,480										
diversos											958,073	0				
TOTAL OTROS PASIVOS CIRCULANTES SIN COSTO					0	555,480	0	0	0	0	958,073	0	0	0	0	0
TOTAL GENERAL					0	1,659,713	0	0	0	0	961,179	3,741,519	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **ICH** TRIMESTRE: **02** AÑO: **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

POSICIÓN MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICIÓN EN MONEDA EXTRANJERA	DÓLARES (1)		OTRAS MONEDAS (1)		TOTAL MILES DE PESOS
	MILES DE DÓLARES	MILES DE PESOS	MILES DE DÓLARES	MILES DE PESOS	
ACTIVO MONETARIO	**523,621**	**5,384,966**	**1**	**15**	**5,384,981**
PASIVO	**456,728**	**4,697,041**	**414**	**5,657**	**4,702,698**
CORTO PLAZO	456,728	4,697,041	414	5,657	4,702,698
LARGO PLAZO	0	0	0	0	0
SALDO NETO	**66,893**	**687,925**	**-413**	**-5,642**	**682,283**

(1) EN LA SECCIÓN DE OBSERVACIONES SE DEBE ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

TRIMESTRE: **02** AÑO: **2008**

CEDULA DE INTEGRACIÓN Y CÁLCULO DE RESULTADO POR POSICIÓN MONETARIA

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICIÓN MONETARIA (ACTIVA) PASIVA	INFLACIÓN MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
TOTAL					0

DATOS INFORMATIVOS:	
REPOMO CAPITALIZADO	

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)
A) LA RELACION DE ACTIVO CIRCULANTE A PASIVO A CORTO PLAZO NO DE BERA SER MENOR A 1.0 VECES.
B) LOS PASIVOS CONSOLIDADOS NO DEBEN SER MAYORES AL 0.60 DEL TOTAL DEL PASIVO MAS EL CAPITAL CONTABLE.
C) LA UTILIDAD DE OPERACION MAS DEPRECIACION, MAS (MENOS) PARTIDAS VIRTUALES ENTRE LOS GASTOS FINANCIEROS DEBE SER IGUAL O MAYOR A 2.

ESTE PAPEL SE COLOCO EN LOS MERCADOS INTERNACIONALES.

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

PAPEL A MEDIANO PLAZO (MEDIM TERM NOTES)

SITUACION ACTUAL
A) SE CUMPLIO LA RELACION ES 2.11
B) SE CUMPLIO EL PASIVO REPRESENTA EL 0.33
C) SE CUMPLIO EL RESULTADO ES 215.51
EL SALDO DEL CAPITAL AL 30 DE JUNIO DE 2008 ASCIENDE A PS. 3,106 (302,000 DOLARES).

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCIÓN Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
PLANTA DE ACERO TLALNEPANTLA	PLANTA PRODUCTORA DE ACEROS	100	0.00
PLANTA DE TUBERIA MONCLOVA	PLANTA PROD DE TUB CON COSTURA DE	176	53.00
PLANTA DE PERFILES ECATEPEC	PLANTA PROD DE TUB CON COSTURA DE	100	64.00
PLANTA DE LAM MATAMOROS	PLANTA PRODUCTORA DE PERFILES	250	70.00
PLANTA DE ACERO EN GUADALAJARA	PRODUCCIN Y VENTA DE PRODCUTOS	480	89.00
PLANTA DE ACERO MEXICALI	PRODUCCION Y VENTA DE PRODUCTOS	250	97.00
PLANTA S ACERO APIZACO-CHOLULA	PRODUCCION Y VENTA DE ACERO	460	96.00
PLANTA DE ACERIA CANTON	PRODUCCION DE BILLET	1,380	68.00
PLANTA DE ACERIA EN LORAIN	PEODUCCION DE BILLET	1,150	90.00
PLANTA LORAIN (Laminacion)	PRODUCCION Y VENTA DE ACERO	840	83.00
PLANTA LACKAWANNA	PRODUCCION Y VENTA DE ACERO	600	91.00
PLANTA MASSILLION	PRODUCCION Y VENTA DE ACERO	125	85.00
PLANTA GARY	PRODUCCION Y VENTA DE ACERO	70	54.00
PLANTA ONTARIO	PPRODUCCION Y VENTA DE ACERO	60	54.00

OBSERVACIONES

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

MATERIAS PRIMAS	PRINCIPALES PROVEEDORES	ORIGEN	SUST. NAL.	% COSTO PRODUCCIÓN TOTAL
CHATARRA	DIVERSOS	Nacional		40.00
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO	Nacional		4.00
PALANQUILLA	T.A. 2000, SA DE C.V.	Nacional		4.00
	ATLAX S.A. DE C.V.	Nacional		0.00
	ACEROS DM ,S.A. DE C.V.	Nacional		0.00
FERROALEACIONES	ART FERREROMETALES SA	Nacional		12.00
	GFMTRADING	Importación	SI	0.00
	OXBOW DE MEXICO ,S.A DE CV	Nacional		0.00
	DIST DE ALEACIONES Y METAL	Nacional		0.00
	CIA MINERA AUTLAN	Nacional		0.00
ENERGIA ELECTRICA	LUZ Y FUERZA DEL CENTRO	Nacional		7.00
GAS NATURAL	CONSORCIO MEXIGAS, S.A DE .C.V	Nacional		6.00
OXIGENO	PRAXAIR MEXICO	Nacional		1.00
ELECTRODOS	UCAR CARBON MEXICANA ,S.A DE C	Nacional		8.00
				0.00

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH
TRIMESTRE **02** AÑO **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

DISTRIBUCIÓN DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
ACEROS ESPECIALES	1	5,864	0.00		FORJA DE MONTERREY
TUBERIA DE ACERO C	32	345,436	0.00		TUVAPASA
PERFILES COMERCILAES	90	987,579	0.00		GRUPO COLLADO
PERFILES ESTRUCTURA	87	812,212	0.00		DIS ACERO IBARRA
CORRUGADO	129	1,355,133	0.00		FORTACERO
SOLERAS	77	665,818	0.00		OP DE PROCESO DE ACE
BARRAS MACIZAS	162	1,636,614	0.00		ACEROS LA FAMA
LAMINA ROLADA	16	126,750	0.00		
BILLET	6	40,277	0.00		
MALLA	2	26,861	0.00		
CASTILLOS	2	29,933	0.00		
ALAMBRON	2	27,802	0.00		
OTROS	1	75,994	0.00		
EXTRANJERAS					
	0	12,905,988	0.00		
TOTAL		19,142,261			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN **ICH** TRIMESTRE **02** AÑO **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

DISTRIBUCIÓN DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACIÓN					
ACEROS ESPECIALES	2	13,232			KREHER STEEL
TUBERIA DE ACERO	17	336,472			LB FOSTERCO
PERFILES COMERCILAES	37	371,206			SIGOSA STEEL
PERFILES ESTRUTURA	25	233,159			
CORRUGADO	65	519,804			
BARRAS MACIZAS	26	258,460			
SOLERAS	9	195,711			

SUBSIDIARIAS EN EL EXTRANJERO					
BARRAS EN CALIENTE	536	6,294,268			
BARRAS EN FRIO	74	1,192,482			
SEMITERMINADOS REDON	206	2,017,556			
SEMITERMINADOS OTROS	140	1,473,638			
TOTAL		12,905,988			

OBSERVACIONES

Los proyectos en proceso al 30 de Junio de 2008 son los siguientes:

Proyectos en Proceso	Monto Invertido	Grado de Avance	Fecha de Conclusion
Recubrimiento Interior Para Tuberia	2,506	98 %	Dic 2008
Ranuradora de Tuberia	1,362	80 %	Sep 2008
Molino 48 Para Tuberia	4,766	99 %	Sep 2008
Comunicaciones	302		
Comedor	384		
Diversos proyectos en Republic	148,965		
Diversos proyectos en Mexicali	98,046		
Diversos proyectos Guadalajara	35,153		
Diversos proyectos Tlaxcala	17,555		
Diversos proyectos Grupo San	3,950		
Total al 30 de Junio de 2008	312,989		

NIF B-15, Conversión de monedas extranjeras

En noviembre de 2007 el CINIF emitió la NIF B-15, Conversión de monedas extranjeras, la cual entra en vigor para los ejercicios que comienzan el 1 de enero de 2008. Esta NIF sustituye al Boletín B-15, Transacciones en moneda extranjera y conversión de estados financieros de operaciones extranjeras, a partir de su vigencia.

Esta norma incorpora los conceptos de moneda de registro, moneda funcional y moneda de informe, razón por la cual desaparecen los conceptos de operación extranjera integrada y entidad extranjera manejados en el Boletín B-15. La moneda de registro se define como aquella en la cual se mantienen los registros contables, y la moneda funcional es aquella en la que se generan los flujos de efectivo, y la moneda de informe es la utilizada para presentar estados financieros.

Derivado de la adopción de los conceptos anteriores, esta norma establece los procedimientos para la conversión de la información financiera de las operaciones que las compañías mantengan en el extranjero, de su moneda de registro a su moneda funcional, y de ésta a su moneda de informe.

Bajo la NIF B-15, el primer paso en el proceso de conversión de información financiera de las operaciones que se mantienen en el extranjero es la determinación de la moneda funcional, la cual es en primera instancia la moneda del entorno económico primario de la operación extranjera; sin embargo, no obstante lo anterior, la moneda funcional puede diferir de la local o de registro, en la medida que ésta no represente la moneda que afecta primordialmente los flujos de efectivo de las operaciones en el extranjero.

En el caso de la compañía la moneda funcional no difiere de la moneda de registro, por lo que los estados financieros se convirtieron como sigue: a) los activos y pasivos monetarios mediante la aplicación de los tipos de cambio de cierre; b) los activos y pasivos no monetarios, así como las partidas de capital contable al tipo de cambio histórico; y c) los ingresos, costos y gastos a tipo de cambio histórico, excepto por los efectos de los activos y pasivos no monetarios en los resultados del periodo, tales como depreciación y costo de ventas, la cuales deberán convertirse al tipo de cambio histórico utilizado en la conversión de la partida correspondiente del balance general. La diferencia resultante de este proceso, del proceso de consolidación y de aplicar el método de participación, se reconoció como efecto acumulado por conversión formando parte de la utilidad (pérdida) integral en el capital contable.

El procedimiento anterior es aplicable a operaciones cuyas actividades se realicen en un entorno no inflacionario. En el caso de que las operaciones extranjeras se lleven a cabo en un entorno inflacionario, la NIF B-15 requiere que antes de efectuar la conversión se conozcan los efectos de la inflación financiera de conformidad con la NIF B-10, utilizando los índices de precios del país donde se lleven a cabo las operaciones en el extranjero. Una vez que los efectos inflacionarios hayan sido reconocidos en la moneda de registro, los activos, pasivo y capital se convertirán utilizando el tipo de cambio de cierre, las partidas de resultados deberán convertirse al tipo de cambio de cierre, y cualquier diferencia resultante de este proceso, del

proceso de consolidación o de aplicar el método de participación, debe de reconocerse como el efecto acumulado por conversión que formará parte de la utilidad (pérdida) integral en el capital contable.

La NIF B-15 establece que en la presentación de estados financieros comparativos se deberá considerar el entorno económico de la entidad informante, ya que si ésta se encuentra en un entorno económico no inflacionario, los estados financieros de periodos anteriores que se incluyan en forma comparativa, se presentarán sin modificar la conversión efectuada al momento de su emisión; sin embargo, si la entidad informante opera en un entorno económico inflacionario, los estados financieros que se presenten en forma comparativa deben de presentarse en pesos de poder adquisitivo de la fecha de cierre del estado financiero más reciente

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN **ICH** TRIMESTRE **02** AÑO **2008**

INDUSTRIAS CH, S.A.B. DE C.V.

INTEGRACIÓN DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPÓN VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCIÓN FIJA	PORCIÓN VARIABLE	MEXICANOS	LIBRE SUSCRIPCIÓN	FIJO	VARIABLE
B	0.00000	0	360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696
TOTAL			360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACIÓN: 436,574,580

OBSERVACIONES

R01: DATOS FINANCIEROS PRO FORMA

Los siguientes datos financieros pro forma combinados (no auditados, se basan en estados financieros históricos de la compañía ajustados para dar efecto a la adquisición de Grupo San).

Los ajustes pro forma suponen que la adquisición fue realizada al inicio de de 2007 y 2008 y están basados en la información disponible y ciertos supuestos que la administración considera razonables.

Los datos financieros pro forma no pretenden presentar como hubieran resultado las operaciones consolidadas si la adquisición en efecto hubiese ocurrido en es fecha, ni predecir los resultados de operaciones de la Compañía.

	(miles de pesos) Enero-Junio	
	2008	2007
Ventas Netas	21,886	16,098
Utilidad Marginal	4,927	3,291
Utilidad Neta	2,334	1,637
Utilidad por Accion	5.35	3.75

END